August 31, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Alternative Strategies Fund, File Nos. 333-168158 and 811-22440

Dear Sir/Madam:

On behalf of the Alternative Strategies Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 11 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 486(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to provide for a new class of fund shares, Class I shares, and to add disclosure regarding certain tax risks.

If you have any questions, please contact Andrew Davalla at (614) 469-3353

Very truly yours,

/s/ Andrew J. Davalla

Andrew J. Davalla

831502.11